Exhibit 99.1

SCORPIO TANKERS INC.

Offer To Purchase For Cash
up to $51,750,000 of Aggregate Principal Amount of the Outstanding
7.50% Senior Unsecured Notes due 2017
Issued Pursuant to the Indenture Dated May 12, 2014
(NYSE: SBNB; CUSIP Y7542C 114)

THE TENDER OFFER (AS DEFINED HEREIN) WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON APRIL 25, 2017 UNLESS EXTENDED OR EARLIER TERMINATED (THE "EXPIRATION TIME") (SUCH DATE, AS THE SAME MAY BE EXTENDED OR EARLIER TERMINATED, THE "EXPIRATION DATE").  THE TENDER OFFER MAY BE EXTENDED AT ANY TIME AND FROM TIME TO TIME, INCLUDING ON A DAILY BASIS, OR TERMINATED AT ANY TIME.  HOLDERS OF NOTES WHO DESIRE TO RECEIVE THE TENDER OFFER CONSIDERATION (AS DEFINED HEREIN) MUST VALIDLY TENDER AND NOT VALIDLY WITHDRAW THEIR NOTES PURSUANT TO THE TENDER OFFER.  HOLDERS THAT TENDER NOTES (THAT ARE NOT VALIDLY WITHDRAWN) AT OR PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON APRIL 11, 2017, UNLESS EXTENDED BY THE COMPANY (SUCH DATE AND TIME, AS THE SAME MAY BE EXTENDED, THE "EARLY TENDER DEADLINE") SHALL BE PAID PROMPTLY AFTER THE EARLY TENDER DEADLINE.  HOLDERS THAT TENDER NOTES (THAT ARE NOT VALIDLY WITHDRAWN) AFTER THE EARLY TENDER DEADLINE BUT AT OR PRIOR TO THE EXPIRATION TIME SHALL BE PAID PROMPTLY AFTER THE EXPIRATION TIME.  ANY NOTES TENDERED AT OR PRIOR TO THE EARLY TENDER DEADLINE MAY BE WITHDRAWN AT ANY TIME AT OR PRIOR TO THE EARLY TENDER DEADLINE AND ANY NOTES TENDERED AFTER THE EARLY TENDER DEADLINE MAY BE WITHDRAWN AT ANY TIME AT OR PRIOR TO THE EXPIRATION TIME  (EACH A "WITHDRAWAL DEADLINE").  THE TENDER OFFER IS SUBJECT TO THE SATISFACTION OF CERTAIN CONDITIONS, INCLUDING, AMONG OTHER THINGS, THE FINANCING CONDITION, THE NYSE CONTINUED LISTING CONDITION AND THE GENERAL CONDITIONS (AS SUCH TERMS ARE DEFINED HEREIN).

Title of Security	CUSIP Number	Principal Amount Outstanding	Tender Offer Consideration(1)(2)
7.50% Senior Unsecured Notes due 2017	Y7542C 114	$51,750,000	$25

(1)	Per $25 principal amount of Notes that are accepted for purchase.
(2)	Excludes accrued and unpaid interest up to, but excluding the applicable Payment Date (as defined herein), which will be paid in addition to the Tender Offer Consideration.

________________________________
Notes held in book-entry form may be tendered through The Depository Trust Company ("DTC").  Each $25 principal amount of Notes is recorded on DTC's system as one preferred share.
________________________________
The date of this Offer to Purchase is March 28, 2017

TABLE OF CONTENTS
Page
THE TENDER OFFER	i
OFFER AND DISTRIBUTION RESTRICTIONS	iii
IMPORTANT INFORMATION	iv
IMPORTANT DATES	vi
INCORPORATION OF DOCUMENTS BY REFERENCE	vii
FORWARD-LOOKING STATEMENTS	viii
SUMMARY	1
TERMS OF THE TENDER OFFER	4
PROCEDURES FOR TENDERING NOTES	9
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS	15
INFORMATION AGENT AND TENDER AGENT	18
MISCELLANEOUS	19

THE TENDER OFFER
Scorpio Tankers Inc., a Marshall Islands company (the "Company," "we," "us," or "our"), hereby offers (the "Tender Offer") to purchase for cash, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented from time to time, this "Statement") and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the "Letter of Transmittal"), up to $51,750,000 of aggregate principal amount of the outstanding 7.50% Senior Unsecured Notes due 2017 (the "Notes").  The Notes are listed for trading on the New York Stock Exchange (the "NYSE") under the symbol "SBNB."  The Company expects that the Notes will continue to trade on the NYSE following the completion of the Tender Offer. To the extent that, as of either the Early Tender Deadline or the Expiration Time, the Company's acceptance for purchase of Notes validly tendered and not validly withdrawn would result in the failure to meet the NYSE Continued Listing Condition, then the Company shall, at its discretion and in accordance with applicable securities laws, reduce the number of Notes accepted for payment in the manner that the Company reasonably believes is equitable to all holders who have validly tendered and not validly withdrawn their Notes, to ensure that the Notes that remain outstanding continue to be listed on the NYSE after the consummation of the Tender Offer.
The Company's obligation to accept for purchase and to pay for Notes validly tendered and not validly withdrawn pursuant to the Tender Offer is conditioned on the satisfaction or waiver of certain conditions, including the Financing Condition, the NYSE Continued Listing Condition and the General Conditions (each of which is defined herein and collectively referred to herein, as the "Tender Offer Conditions"). See "Terms of the Tender Offer—Conditions of the Tender Offer."
The consideration payable for each $25 principal amount of Notes that are validly tendered (and not validly withdrawn) at or prior to the Early Tender Deadline and the Expiration Time and accepted for purchase by us will be the Tender Offer Consideration set forth in the table on the front cover of this Statement (the "Tender Offer Consideration"). All dollar amounts are in U.S. dollars unless otherwise indicated.
Holders of Notes ("Holders") must validly tender and not validly withdraw their Notes at or prior to the Early Tender Deadline pursuant to the Tender Offer in order to be eligible to receive the Tender Offer Consideration promptly following the Early Tender Deadline, subject to the satisfaction or waiver of the Tender Offer Conditions set forth herein (such date and time to be determined by us and in no event later than three business days following the Early Tender Deadline, the "Early Payment Date").  Holders of Notes validly tendered and not validly withdrawn after the Early Tender Deadline and at or prior to the Expiration Time that are accepted for purchase by us will also be eligible to receive the Tender Offer Consideration promptly following the Expiration Time, subject to the satisfaction or waiver of the Tender Offer Conditions set forth herein (such date and time to be determined by us and in no event later than three business days following the Expiration Time, the "Final Payment Date" and, together with the Early Payment Date, each a "Payment Date").
In addition to the Tender Offer Consideration, Holders whose Notes are accepted for purchase pursuant to the Tender Offer will also receive accrued and unpaid interest on their Notes from the last interest payment date to, but not including, the applicable Payment Date (the "Accrued Interest"). Under no circumstances will any interest be payable because of any delay in the transmission of funds to Holders. See "Terms of the Tender Offer—The Tender Offer."
Withdrawal rights will terminate on the applicable Withdrawal Deadline.  Once withdrawal rights have expired on the applicable Withdrawal Deadline, tenders of Notes may not be validly withdrawn unless the Company reduces the principal amount of Notes that are subject to the Tender Offer or the amount of the Tender Offer Consideration or if the Company is otherwise required by law to permit withdrawal (in which case previously tendered Notes that have not been accepted for purchase may be validly withdrawn during the withdrawal period).  The minimum period during which the Tender Offer will remain open following material changes in the terms of the Tender Offer or in the information concerning the Tender Offer (other than a reduction in price or a change in percentage of Notes sought) will depend upon the facts and circumstances of such change, including the relative materiality of the changes to such terms or such information. With respect to any material change in consideration or percentage of Notes sought, the Tender Offer will remain open for a minimum of 10 business days to allow for adequate dissemination of such change.  If we amend the terms of the Tender Offer in a manner determined by us to constitute a material adverse change to the Holders, we will promptly disclose such amendment in a manner reasonably calculated to inform Holders of such amendment.
Other than as described above, following the applicable Withdrawal Deadline, Notes may no longer be validly withdrawn.
Subject to the terms and conditions of the Tender Offer, in connection with the Early Payment Date, we will deliver to the Tender Agent (as defined herein), on the Early Payment Date the Tender Offer Consideration for any Notes that were validly tendered (and not validly withdrawn) at or prior to the Early Tender Deadline and accepted by us for purchase, plus, Accrued Interest up to, but excluding, the Early Payment Date.
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On the Final Payment Date, if any, we will deliver to the Tender Agent the Tender Offer Consideration for any Notes accepted by us for purchase that were validly tendered (and not validly withdrawn) after the Early Tender Deadline and at or prior to the Expiration Time and not already purchased on the Early Payment Date, plus Accrued Interest up to, but excluding, the Final Payment Date. If no additional Notes are tendered after the Early Tender Deadline, there will be no Final Payment Date.
Notwithstanding any other provision of the Tender Offer, our obligation to accept for purchase, and to pay for, Notes that are validly tendered (and not validly withdrawn) pursuant to the Tender Offer, or to make any Early Tender Payment (as defined herein) or Final Payment (as defined herein), is conditioned upon the satisfaction of or waiver of the conditions to the Tender Offer. See "Terms of the Tender Offer—Conditions of the Tender Offer."
We expressly reserve the right, in our sole discretion, subject to applicable law, to:
•	delay accepting Notes;
•	extend the Early Tender Deadline, a Withdrawal Deadline or the Expiration Time;
•	terminate or withdraw the Tender Offer; and
•	amend, modify or waive at any time, or from time to time, any of the terms and conditions of the Tender Offer in any respect, including waiver of any conditions to consummation of the Tender Offer.
The foregoing rights are in addition to the Company's right to delay acceptance for purchase of Notes tendered under the Tender Offer or the purchase of Notes accepted for purchase in order to comply in whole or in part with any applicable law, subject to Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the holders thereof promptly after the termination or withdrawal of a tender offer.
In the event that the Tender Offer is terminated, withdrawn or otherwise not consummated (i) at or prior to the Early Tender Deadline, with respect to Notes validly tendered (and not validly withdrawn) at or prior to that time and (ii) at or prior to the Expiration Time, with respect to Notes validly tendered (and not validly withdrawn) at or after the Early Tender Deadline, but at or prior to the Expiration Time, the Tender Offer Consideration, as the case may be, will not be paid or become payable to Holders who have validly tendered (and not validly withdrawn) their Notes in connection with the Tender Offer. In any such event, the Notes previously tendered pursuant to the Tender Offer will be promptly returned to the tendering Holders.
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OFFER AND DISTRIBUTION RESTRICTIONS
This Statement does not constitute an offer to buy or a solicitation of an offer to sell Notes in any jurisdiction in which it is unlawful to make such offer or solicitation under applicable securities, or blue sky or other laws. In those jurisdictions where the securities, blue sky or other laws require the Tender Offer to be made by a licensed broker or dealer, the Tender Offer will be deemed to be made on behalf of the Company by one or more registered brokers or dealers licensed under the laws of such jurisdiction.  The distribution of this Statement in certain jurisdictions may be restricted by law.  Persons into whose possession this Statement comes are required by each of the Company, the Information Agent (as defined herein) and the Tender Agent to inform themselves about and to observe any such restrictions.
This Statement has not been filed with or reviewed by any federal or state securities commission or regulatory authority of any jurisdiction, nor has any such commission or authority passed upon the accuracy or adequacy of this Statement. Any representation to the contrary is unlawful and may be a criminal offense.
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IMPORTANT INFORMATION
This Statement, the Letter of Transmittal and the documents incorporated by reference in this Statement contain important information that should be read before any decision is made with respect to the Tender Offer. Any questions regarding procedures for tendering Notes or requests for additional copies of this Statement or the Letter of Transmittal should be directed to our Information Agent at its address and telephone number set forth on the last page of this Statement.
Any Holder who desires to tender Notes pursuant to the Tender Offer should either (i) in the case of a beneficial owner who holds Notes in book-entry form, request such beneficial owner's broker, dealer, commercial bank, trust company or other nominee to effect the transaction on behalf of such beneficial owner under the procedures for book-entry delivery set out in this Statement or (ii) in the case of a Holder who holds physical certificates evidencing such Notes, complete and sign the Letter of Transmittal (or a manually signed facsimile thereof) in accordance with the instructions therein, have the signature thereon guaranteed (if required by Instruction 1 of the Letter of Transmittal) and send or deliver such manually signed Letter of Transmittal (or a manually signed facsimile thereof), together with certificates evidencing such Notes being tendered and any other required documents to D.F. King & Co., Inc. as Tender Agent (the "Tender Agent"), at its address set forth on the back cover of this Statement.  See "Procedures for Tendering Notes."  A beneficial owner who has Notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that broker, dealer, commercial bank, trust company or other nominee if that beneficial owner desires to tender Notes so registered.
DTC has authorized DTC participants that hold Notes on behalf of beneficial owners of Notes through DTC to tender their Notes as if they were Holders.  To effect such a tender, DTC participants should either (i) complete and sign the Letter of Transmittal (or a facsimile), have the signature guaranteed if required by Instruction 1 of the Letter of Transmittal, deliver The Letter of Transmittal (or a facsimile) and otherwise follow the procedure for book-entry transfer set forth in "Procedures for Tendering Notes" or (ii) electronically transmit their acceptance to DTC (and thereby tender Notes) through the DTC Automated Tender Offer Program ("ATOP"), for which the transaction will be eligible, and follow the procedure for book-entry transfer set forth in "Procedures for Tendering Notes."  Beneficial owners of Notes that are held of record by a broker, dealer, commercial bank, trust company or other nominee must instruct such broker, dealer, commercial bank, trust company or other nominee to tender the Notes on the beneficial owner's behalf.
Tendering Holders will not be obligated to pay brokerage fees or commissions or the fees and expenses of the Information Agent, Tender Agent, the Trustee (as defined herein) or the Company.  See "Information Agent and Tender Agent."
Questions and requests for assistance may be directed to the Tender Agent at its address and telephone numbers set forth on the back cover of this Statement.  Additional copies of this Statement, the Letter of Transmittal and other related materials may be obtained from D.F. King & Co., Inc., the information agent for the Tender Offer (the "Information Agent"), at the address and telephone numbers set forth on the back cover of this Statement.  Holders may also contact their brokers, dealers, commercial banks, trust companies or other nominees through which they hold the Notes with questions and requests for assistance concerning the Tender Offer.
THIS STATEMENT HAS NOT BEEN FILED WITH OR REVIEWED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY OF ANY JURISDICTION, NOR HAS ANY SUCH COMMISSION OR AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS STATEMENT.  ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND MAY BE A CRIMINAL OFFENSE.
NONE OF THE COMPANY, THE INFORMATION AGENT AND TENDER AGENT, THE TRUSTEE OR ANY OF THEIR RESPECTIVE AFFILIATES MAKES ANY RECOMMENDATION AS TO WHETHER OR NOT HOLDERS SHOULD TENDER NOTES IN RESPONSE TO THE TENDER OFFER.  EACH HOLDER MUST MAKE HIS, HER OR ITS OWN DECISION AS TO WHETHER TO TENDER NOTES AND, IF SO, AS TO THE PRINCIPAL AMOUNT OF NOTES TO TENDER.
THIS STATEMENT CONTAINS IMPORTANT INFORMATION THAT SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO A TENDER OF NOTES.
THIS STATEMENT DOES NOT CONSTITUTE AN OFFER TO PURCHASE IN ANY JURISDICTION IN WHICH, OR TO OR FROM ANY PERSON TO OR FROM WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER UNDER APPLICABLE SECURITIES, "BLUE SKY" OR OTHER LAWS.
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IN THOSE JURISDICTIONS IN WHICH APPLICABLE SECURITIES, "BLUE SKY" OR OTHER LAWS REQUIRE THE TENDER OFFER TO BE MADE BY A LICENSED BROKER OR DEALER, THE TENDER OFFER WILL BE DEEMED TO BE MADE ON BEHALF OF THE COMPANY BY ONE OR MORE REGISTERED BROKERS OR DEALERS LICENSED UNDER THE LAWS OF SUCH JURISDICTION. THE DISTRIBUTION OF THIS STATEMENT IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. PERSONS INTO WHOSE POSSESSION THIS STATEMENT COMES ARE REQUIRED BY EACH OF THE COMPANY, THE INFORMATION AGENT AND TENDER AGENT, AND THE TRUSTEE TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY SUCH RESTRICTIONS.
THE DELIVERY OF THIS STATEMENT SHALL NOT UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THEREOF, OR THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH OR INCORPORATED BY REFERENCE HEREIN OR IN ANY ATTACHMENTS HERETO OR IN THE AFFAIRS OF THE COMPANY OR ANY OF ITS SUBSIDIARIES OR AFFILIATES SINCE THE DATE HEREOF OR THEREOF. WE DISCLAIM ANY OBLIGATION TO UPDATE OR REVISE ANY OF THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN.
NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS STATEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MAY NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE INFORMATION  AGENT, THE TENDER AGENT OR THE TRUSTEE.
Notwithstanding anything to the contrary contained in this Statement and the documents referred to herein, the obligations of confidentiality contained herein and therein, as they relate to the transactions contemplated by this Statement, shall not apply to the tax structure or tax treatment of such transactions, and each recipient (and its employees, representative or other agents) may disclose to any and all persons, without limitation of any kind, the tax structure and tax treatment of such transactions; provided, that no person may disclose the name of or identifying information with respect to any party identified herein or any pricing terms or other nonpublic business or financial information that is unrelated to the tax structure or tax treatment of such transactions.
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IMPORTANT DATES
You should take note of the following dates in connection with the Tender Offer:

Date	Calendar Date and Time	Event
Early Tender Deadline	5:00 p.m., New York City time, on April 11, 2017, unless extended or earlier terminated by us.	The deadline for you to tender Notes to qualify for the payment of the Tender Offer Consideration, plus Accrued Interest up to but excluding the Early Payment Date.
Withdrawal Deadline (with respect to Notes tendered at or prior to the Early Tender Deadline)	5:00 p.m., New York City time, on April 11, 2017, unless extended or earlier terminated by us.
The deadline for you to validly withdraw tendered Notes, subject to limited exceptions. Other than as described herein, following the Withdrawal Deadline, tendered Notes may no longer be validly withdrawn.

Early Payment Date	The Early Payment Date will occur promptly following the Early Tender Deadline, such date to be determined by us and in no event later than three business days following.
The date on which we will deposit with the Tender Agent the amount necessary to pay the Tender Offer Consideration for any Notes that were validly tendered at or prior to the Early Tender Deadline (and not validly withdrawn) and accepted by us for purchase at the Early Tender Deadline, plus, Accrued Interest up to, but excluding, the Early Payment Date.

Expiration Time	11:59 p.m., New York City time, on April 25, 2017, unless extended or earlier terminated by us.	The deadline for you to tender Notes to qualify for the payment of the Tender Offer Consideration on the Final Payment Date, which payment does not include any Early Tender Payment.
Withdrawal Deadline (with respect to Notes tendered after the Early Tender Deadline and at or prior to the Expiration Time)	11:59 p.m., New York City time, on April 25, 2017, unless extended or earlier terminated by us.
The deadline for you to validly withdraw tendered Notes, subject to limited exceptions. Other than as described herein, following the Withdrawal Deadline, tendered Notes may no longer be validly withdrawn.

Final Payment Date	The Final Payment Date, if any, will occur promptly following the Expiration Time, such date to be determined by us and in no event later than three business days following.
On the Final Payment Date, we will deliver to the Tender Agent the amount necessary to pay the Tender Offer Consideration for any Notes that were validly tendered after the Early Tender Deadline and at or prior to the Expiration Time (and not validly withdrawn) and accepted by us for purchase, plus, Accrued Interest up to, but excluding, the Final Payment Date.

If no additional Notes are tendered after the Early Tender Deadline, there will be no Final Payment Date.

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INCORPORATION OF DOCUMENTS BY REFERENCE
We have "incorporated by reference" into this Statement certain information described below. This means that we are disclosing important business, financial and other information by referring you to another document that is available to you and the public generally on our website. The information we incorporate by reference is deemed to be a part of this Statement, and all references to this Statement are meant to include references to the incorporated information as if it was physically included herein. Any information so incorporated by reference shall be deemed to be modified or superseded for purposes of this Statement to the extent a statement contained in this Statement or a subsequent document incorporated by reference modifies or replaces such information. Any information that is so modified shall not be deemed, in its unmodified form, to be a part of this Statement or included herein, and any information that is so superseded shall not be deemed to be a part of this Statement or included herein.
We incorporate by reference the Company's annual report on Form 20-F for the year ended December 31, 2016, filed with the U.S. Securities and Exchange Commission (the "Commission") on March 16, 2017 and any future filings made with the Commission prior to the Expiration Time under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act.  We are also incorporating by reference all subsequent reports on Form 6-K that we furnish to the Commission after the date of this Statement, if they state that they are incorporated by reference in this Statement until the Expiration Time.
You can obtain any of the documents incorporated by reference in this Statement from the Commission through the Commission's website at http://www.sec.gov. You may also read and copy any documents the Company files with the Commission at the Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.  Please call the Commission at 1-800-SEC-0330 for further information on the Public Reference Room.
We will provide without charge to each person to whom this Statement is delivered a copy of any or all of the foregoing documents, and any other documents that are incorporated herein by reference (other than exhibits, unless those exhibits are specifically incorporated by reference into those documents) upon written or oral request. Requests for those documents should be directed to our principal executive office at the following address:
SCORPIO TANKERS INC.
9, Boulevard Charles III Monaco 98000
Attention : Mr. Emanuele Lauro
Telephone: +377-9798-5716
Email: info@scorpiotankers.com

Please note that information contained in the Company's website, whether currently posted or posted in the future, is not a part of this Statement or the documents incorporated by reference in this Statement.
Statements made in this Statement or in any document incorporated by reference in this Statement as to the contents of any contract or other document referred to in this Statement or in any document incorporated by reference into this Statement are not necessarily complete, and in each instance, you should refer to such contract or document.
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FORWARD-LOOKING STATEMENTS
This Statement includes and incorporates by reference forward-looking statements which reflect our current views and assumptions with respect to future events and financial performance and are subject to risks and uncertainties. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical or present facts or conditions. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "will," "would," "should," "expect" and similar expressions identify forward-looking statements.
The forward-looking statements included and incorporated by reference in this Statement are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish the expectations, beliefs or projections described in the forward-looking statements contained in this Statement.
In addition to these important factors and matters discussed elsewhere in this Statement, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include factors related to:
•	our ability to complete the Tender Offer and satisfy the conditions to the Tender Offer, including our ability to satisfy the Financing Conditions prior to the Early Tender Deadline;
•	the strength of world economies and currencies;
•	general market conditions, including the market for our vessels, fluctuations in spot and charter rates and vessel values;
•	availability of financing and refinancing;
•	potential liability from pending or future litigation;
•	general domestic and international political conditions;
•	potential disruption of shipping routes due to accidents or political events;
•	vessels breakdowns and instances of off-hires;
•	competition within our industry;
•	the supply of and demand for vessels comparable to ours;
•	corruption, piracy, militant activities, political instability, terrorism, ethnic unrest in locations where we may operate;
•	delays and cost overruns in construction projects;
•	our level of indebtedness;
•	our ability to obtain financing and to comply with the restrictive and other covenants in our financing arrangements;
•	our need for cash to meet our debt service obligations;
•	our levels of operating and maintenance costs, including bunker prices, drydocking and insurance costs;
•	availability of skilled workers and the related labor costs;
•	compliance with governmental, tax, environmental and safety regulations;
•	any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or other applicable regulations relating to bribery;
•	general economic conditions and conditions in the oil and natural gas industry;
•	effects of new products and new technology in our industry;
•	the failure of counterparties to fully perform their contracts with us;
•	our dependence on key personnel;
•	adequacy of insurance coverage;
•	our ability to obtain indemnities from customers;
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•	changes in laws, treaties or regulations;
•	the volatility of the price of our common shares and our other securities; and
•	other factors described from time to time in the reports we file and furnish with the Commission.
We caution readers of this Statement and the documents incorporated herein by reference not to place undue reliance on these forward-looking statements.
All forward-looking statements made in this Statement and the documents incorporated herein by reference are qualified by these cautionary statements. These forward-looking statements speak only as of the date of they were made, and we expressly disclaim any obligation to update or revise any forward-looking statements to reflect changes in assumptions, the occurrence of unanticipated events, changes in future operating results over time or otherwise.

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SUMMARY
The following summary is qualified in its entirety by reference to, and should be read in connection with, the information appearing elsewhere and incorporated by reference in this Statement. Each of the capitalized terms used in this summary and not defined herein has the meaning set forth elsewhere in this Statement.
The Company	The Tender Offer is being made by Scorpio Tankers Inc., a Marshall Islands corporation.
Notes	7.50% Senior Unsecured Notes due 2017 ("Notes").
Description of the Tender Offer
Pursuant to the Tender Offer, we are offering to purchase for cash, upon the terms and subject to the conditions set forth in this Statement, up to $51,750,000 of aggregate principal amount of the outstanding Notes.

The Notes may be tendered only in principal amounts equal to $25 and integral multiples of $25 in excess thereof.
Tender Offer Consideration
The Tender Offer Consideration payable for each $25 principal amount of Notes that are validly tendered and not validly withdrawn at prior to the Early Tender Deadline and Expiration Time and accepted for purchase by us is equal to $25, which excludes accrued and unpaid interest up to, but excluding the applicable Payment Date, which will be paid in addition to the Tender Offer Consideration.

Early Tender Deadline	5:00 p.m., New York City time, on April 11, 2017, unless extended or earlier terminated by us.
Early Tender Payment
If you validly tender your Notes at or prior to the Early Tender Deadline and do not validly withdraw your tendered Notes at or prior to the applicable Withdrawal Deadline, you will be entitled to receive the Tender Offer Consideration, plus accrued and unpaid interest from the last interest payment date on the Notes up to, but not including, the Early Payment Date (an "Early Tender Payment").

Early Payment Date	The Early Payment Date will occur promptly following the Early Tender Deadline, such date to be determined by us and in no event later than three business days following the Early Tender Deadline.
Expiration Time	11:59 p.m., New York City time, on April 25, 2017, unless extended or earlier terminated by us.
Final Payment
If you validly tender your Notes after the Early Tender Deadline and at or prior to the Expiration Time and do not validly withdraw your tendered Notes at or prior to the applicable Withdrawal Deadline, you will be entitled to receive the Tender Offer Consideration, plus accrued and unpaid interest from the last interest payment date on the Notes up to, but not including, the Final Payment Date (a "Final Payment").

Final Payment Date	The Final Payment Date, if any, will occur promptly following the Expiration Time, such date to be determined by us and in no event later than three business days following the Expiration Time.

Accrued Interest

If your Notes are accepted for purchase in the Tender Offer, you will also be paid accrued and unpaid interest from the last interest payment date on the Notes up to, but not including, the applicable Payment Date.

Acceptance of Tendered Notes and Payment
Upon the Terms of the Tender Offer and upon satisfaction or waiver of the Tender Offer Conditions specified herein under "Terms of the Tender Offer—Conditions of the Tender Offer," we intend to (a) accept for purchase Notes validly tendered (or defectively tendered, if we waive such defect) and not validly withdrawn at or prior to the Expiration Time and (b) promptly pay the Tender Offer Consideration (plus Accrued Interest) on the applicable Payment Date for all Notes accepted for purchase.

We expressly reserve the right, in our discretion, subject to applicable law, to (a) delay accepting Notes, (b) extend the Early Tender Deadline, a Withdrawal Deadline or the Expiration Time, (c) terminate or withdraw the Tender Offer, and (d) amend, modify or waive at any time, or from time to time, any of the terms and conditions of the Tender Offer in any respect, including waiver of any conditions to consummation of the Tender Offer.

Possible Reduction in Number of Accepted Notes
To the extent that, as of either the Early Tender Deadline or the Expiration Time, the Company's acceptance for purchase of Notes validly tendered and not validly withdrawn would result in the failure to meet the NYSE Continued Listing Condition, then the Company shall, at its discretion and in accordance with applicable securities laws, reduce the number of Notes accepted for payment in the manner that the Company reasonably believes is equitable to all holders who have validly tendered and not validly withdrawn their Notes, to ensure that the Notes that remain outstanding continue to be listed on the NYSE after the consummation of the Tender Offer.

Sources of Funds
The Company intends to finance the payment of the Tender Offer Consideration, including any Early Tender Payments and/or Final Payments, Accrued Interest and all fees and expenses of the Tender Offer using the net proceeds from the incurrence of new indebtedness of the Company, the closing of which is a condition of this Tender Offer (the "New Debt") and cash on hand. The Company expects to consummate the transactions pursuant to which the New Debt will be incurred on or prior to the Early Payment Date hereunder. The New Debt is expected to mature after the maturity of the Notes. However, the final terms of the New Debt will depend on market conditions and other factors.

Conditions of the Tender Offer
The Company's obligations to accept for purchase and pay for any Notes tendered pursuant to the Tender Offer is conditioned upon satisfaction or waiver of the Tender Offer Conditions, including the Financing Condition, the NYSE Continued Listing Condition and the General Conditions, set forth in "Terms of the Tender Offer—Conditions of the Tender Offer."

How to Tender Notes
See "Procedures for Tendering Notes." For further information, call the Information Agent at the telephone number set forth on the last page of this Statement or consult your broker, dealer, commercial bank or trust company for assistance.

Withdrawal Deadline

(i) 5:00 p.m., New York City time, on April 11, 2017 for Notes tendered at or prior to the Early Tender Deadline and (ii) 11:59 p.m., New York City time on April 25, 2017 for Notes tendered after the Early Tender Deadline and prior to the Expiration Time, unless, in each case, extended or earlier terminated by us. Other than as described herein, Notes may no longer be validly withdrawn following each applicable Withdrawal Deadline.

Withdrawal Rights	Notes tendered at or prior to a Withdrawal Deadline may be withdrawn at any time at or prior to such Withdrawal Deadline, but not thereafter except as otherwise required by law.
Consequences to Non-Tendering Holders	See "Terms of the Tender Offer—Significant Consequences" for a discussion of certain factors that should be considered in evaluating the Tender Offer.
Certain U.S. Federal Income Tax Considerations	For a discussion of certain U.S. federal income tax considerations relating to the Tender Offer, see "Certain U.S. Federal Income Tax Considerations."
Information Agent and Tender Agent
D.F. King & Co., Inc. is serving as the Information Agent and the Tender Agent for the Tender Offer.

Requests for additional copies of this Statement and the related Letter of Transmittal should be directed to the Information Agent. The Information Agent's contact information appears on the last page of this Statement.

TERMS OF THE TENDER OFFER
Purpose of the Tender Offer
The purpose of the Tender Offer, which is conditioned upon the satisfaction of the Tender Offer Conditions, is to purchase for cash up to $51,750,000 of aggregate principal amount of the outstanding Notes. We expect to finance the Tender Offer using the net proceeds from the incurrence of the New Debt.
The Tender Offer
We are offering to purchase for cash, upon the terms and subject to the conditions set forth in this Statement and the Letter of Transmittal, up to $51,750,000 of aggregate principal amount of the outstanding Notes.  The Notes may be tendered only in principal amounts equal to $25 and integral multiples of $25 in excess thereof.  The consideration payable for each $25 principal amount of Notes that are validly tendered (and not validly withdrawn) at or prior to the Early Tender Deadline and the Expiration Time and accepted for purchase by us will be the Tender Offer Consideration set forth in the table on the front cover of this Statement.
To the extent that, as of either the Early Tender Deadline or the Expiration Time, the Company's acceptance for purchase of Notes validly tendered and not validly withdrawn would result in the failure to meet the NYSE Continued Listing Condition, then the Company shall, at its discretion and in accordance with applicable securities laws, reduce the number of Notes accepted for payment in the manner that the Company reasonably believes is equitable to all holders who have validly tendered and not validly withdrawn their Notes, to ensure that the Notes that remain outstanding continue to be listed on the NYSE after the consummation of the Tender Offer.
Holders must validly tender and not validly withdraw their Notes at or prior to the Early Tender Deadline pursuant to the Tender Offer in order to be eligible to receive the Tender Offer Consideration promptly following the Early Tender Deadline, subject to the satisfaction or waiver of the Tender Offer Conditions set forth herein.  Holders of Notes validly tendered and not validly withdrawn after the Early Tender Deadline and at or prior to the Expiration Time that are accepted for purchase by us will also be eligible to receive the Tender Offer Consideration promptly following the Expiration Time, subject to the satisfaction or waiver of the Tender Offer Conditions set forth herein.
In addition to the Tender Offer Consideration, Holders whose Notes are accepted for purchase pursuant to the Tender Offer will also receive Accrued Interest on their Notes from the last interest payment date to, but not including, the applicable Payment Date. Under no circumstances will any interest be payable because of any delay in the transmission of funds to Holders.
Withdrawal rights will terminate on the applicable Withdrawal Deadline.  Once withdrawal rights have expired on a Withdrawal Deadline, tenders of Notes may not be validly withdrawn unless the Company reduces the principal amount of Notes that are subject to the Tender Offer or the amount of the Tender Offer Consideration or if the Company is otherwise required by law to permit withdrawal (in which case previously tendered Notes that have not been accepted for purchase may be validly withdrawn during the withdrawal period).  The minimum period during which the Tender Offer will remain open following material changes in the terms of the Tender Offer or in the information concerning the Tender Offer (other than a reduction in price or a change in percentage of Notes sought) will depend upon the facts and circumstances of such change, including the relative materiality of the changes to such terms or such information. With respect to any material change in consideration or percentage of Notes sought, the Tender Offer will remain open for a minimum of 10 business days to allow for adequate dissemination of such change.  If we amend the terms of the Tender Offer in a manner determined by us to constitute a material adverse change to the Holders, we will promptly disclose such amendment in a manner reasonably calculated to inform Holders of such amendment.  Other than as described above, following the applicable Withdrawal Deadline, Notes may no longer be validly withdrawn.

Subject to the terms and conditions of the Tender Offer, in connection with the Early Payment Date, we will deliver to the Tender Agent on the Early Payment Date the Tender Offer Consideration for any Notes that were validly tendered (and not validly withdrawn) at or prior to the Early Tender Deadline and accepted by us for purchase, plus Accrued Interest up to, but excluding, the Early Payment Date.  On the Final Payment Date, if any, we will deliver to the Tender Agent the Tender Offer Consideration for any Notes accepted by us for purchase that were validly tendered (and not validly withdrawn) after the Early Tender Deadline and at or prior to the Expiration Time and not already purchased on the Early Payment Date, plus Accrued Interest up to, but excluding, the Final Payment Date. If no additional Notes are tendered after the Early Tender Deadline, there will be no Final Payment Date.
Sources of Funds
We intend to finance the Tender Offer Consideration, including any Early Tender Payments and/or Final Payments, Accrued Interest and all fees and expenses of the Tender Offer by using the net proceeds from the New Debt and cash on hand. We expect to consummate the transactions pursuant to which the New Debt will be incurred on or prior to the Early Payment Date hereunder.  This Statement does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, the New Debt or any other indebtedness or securities where such offer, solicitation or sale would be unlawful.
The New Debt is expected to mature after the maturity of the Notes. However, the final terms of the New Debt will depend on market conditions and other factors. The Tender Offer is conditioned upon the satisfaction of certain conditions, including the Financing Condition. See "—Conditions of the Tender Offer."
Conditions of the Tender Offer
Notwithstanding any other provision of the Tender Offer, the obligation of the Company to accept for purchase, and to pay for, any Notes validly tendered and not validly withdrawn pursuant to the Tender Offer is conditioned upon the following having occurred, been satisfied or been waived by the Company as of the date of such acceptances for purchase:
(i)
the Company having issued the New Debt, in an amount and on terms (including economic terms) and conditions acceptable to the Company in its sole discretion, and the Company having available funds sufficient to pay (a) the Tender Offer Consideration and the Accrued Interest with respect to all of the Notes validly tendered and not validly withdrawn, subject to the limitations contained herein and (b) all fees and expenses of the Tender Offer (the "Financing Condition");

(ii)
immediately following the completion of the Tender Offer the Company continues to meet the NYSE's continued listing standards applicable to the Notes, including that (a) the number of publicly-held Notes is not less than 100,000, (b) the number of holders is not less than 100 and (c) the aggregate market value of Notes outstanding is not less than $1,000,000 (the "NYSE Continued Listing Condition"); and

(iii)
the following shall not have occurred, or if the Company is aware of any of the following or if any of the following exists on the date of this Statement, the Company shall not have become aware of a material worsening:

•
any statute, rule, regulation, judgment, order, stay, decree, executive order or injunction is promulgated, entered, enforced, enacted, issued or deemed applicable to the Tender Offer by any domestic or foreign federal or state governmental authority or court which directly or indirectly (i) prohibits, or makes illegal, the acceptance for purchase, payment for or purchase of some or all of the Notes or the consummation of the Tender Offer, (ii) results in a delay in or restricts the Company's ability or renders the Company unable to accept for purchase, pay for or purchase some or all of the Notes or (iii) imposes or confirms material limitations on the scope, validity or effectiveness of the Company's ability to acquire or hold or to exercise full rights of ownership of the Notes;

•
any material suspension or material limitation of trading in securities generally in the United States or Europe, or any setting of minimum prices for trading on such exchange, or any suspension of trading of any securities of the Company or of any of its affiliates on any exchange or in the over-the-counter market, (ii) any banking moratorium declared in respect of banks in the United States or Europe (whether or not mandatory), (iii) any major disruption of settlements of securities or financial markets in the United States or Europe generally or (iv) any attack on, outbreak or escalation of hostilities or act of terrorism involving the United States or any country in which the Company or any of its affiliates conduct business, any declaration of war by the U.S. Congress or any country in which the Company or any of its affiliates conduct business or any other national or international calamity or emergency if, in the Company's reasonable judgment, the effect of any such attack, outbreak, escalation, act, declaration, calamity or emergency makes it impractical or inadvisable to proceed with the Tender Offer;

•
any threatened or pending action, proceeding or counterclaim brought by any domestic or foreign federal or state governmental, regulatory or administrative agency or authority, court, legislative body, commission or third party (i) challenging the Company's purchase of the Notes or otherwise seeking to restrain or prohibit the consummation of the Tender Offer or otherwise seeking to obtain any damages as a result thereof or (ii) otherwise materially adversely affecting the Company's ability to successfully complete the Tender Offer;

•
Deutsche Bank Trust Company Americas, the trustee under the Indenture governing the Notes (the "Trustee"), or any third party shall have objected in any respect to, or taken action or failed to take action that could, in the Company's reasonable judgment, adversely affect, the consummation of the Tender Offer or shall have taken any action that challenges the validity or effectiveness of the procedures used by the Company in the making of the Tender Offer or the acceptance of, or payment for, the Notes; or

•
any event or circumstance affecting the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of the Company or its affiliates that, in the our reasonable judgment, would (i) prohibit, prevent, restrict or delay the consummation of the Tender Offer or (ii) make it impractical or inadvisable to proceed with the Tender Offer (collectively, the "General Conditions").

The Company has the right to waive, in whole or in part, at any time and from time to time, in its sole discretion, any of the foregoing conditions and to accept Notes for purchase in the Tender Offer. Neither you nor any other person that tenders Notes will have the ability to prevent the Company from waiving a condition or the ability to withdraw Notes tendered if the Company waives any of the foregoing conditions after the applicable Withdrawal Deadline. The Company also has the right to determine whether or not any of the conditions are satisfied, and to terminate or extend the Tender Offer if any condition to the Tender Offer is not satisfied. The Company's decision as to whether or not a condition is satisfied, with respect to the Notes, will be final and binding, and you will have no right to disagree with its conclusions. The failure by the Company at any time to exercise any of the foregoing rights will not be deemed a waiver of any other right and each right will be deemed an ongoing right which may be asserted at any time and from time to time.
In addition to the foregoing and subject to applicable law, the Company reserves the right, in its sole discretion, to extend or terminate the Tender Offer, or to amend, modify or waive any of the terms and conditions of the Tender Offer in any respect. The Company will give Holders notice of such amendments as may be required by applicable law.
Additional Terms of the Tender Offer
All communications, payments, notices, certificates, or other documents to be delivered to or by a Holder will be delivered by or sent to or by it at the Holder's own risk. None of the Company, the Information Agent or the Tender Agent shall accept any responsibility for failure of delivery of a notice, communication, electronic acceptance instruction or other tender.

All acceptances of tendered Notes shall be deemed to be made on the terms set out in this Statement and the Letter of Transmittal (and shall be deemed to be given in writing even though submitted electronically).
The Company may in its sole discretion elect to treat as valid a tender of Notes in respect of which the relevant Holder does not fully comply with all the requirements of this Statement and the Letter of Transmittal.
          Unless waived by the Company, any irregularities in connection with tenders of Notes must be cured within such time as the Company shall determine. None of the Company, the Information Agent or the Tender Agent or any other person shall be under any duty to give notification of any defects or irregularities in such tenders of such Notes, nor will any of such entities incur any liability for failure to give such notifications. Tenders of such Notes may be deemed not to have been made until such irregularities have been cured or waived.  The Company, in its sole discretion, may waive any irregularities in any tenders of Notes, which may include irregularities in how or when Notes are tendered.
          None of the Company, the Information Agent or the Tender Agent shall accept any responsibility for failure of delivery of a notice, communication or other tender.
          Any rights or claims which a Holder may have against the Company in respect of any tendered Notes or the Tender Offer shall be extinguished or otherwise released upon the payment to such Holder of the Tender Offer Consideration (plus Accrued Interest).
          Without limiting the manner in which the Company may choose to make any public announcement, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release or notice, in addition to any press release or notice required by applicable law or pursuant to the terms of the Indenture governing the Notes, to the Tender Agent.
          The Notes are debt obligations of the Company and are governed by the Indenture governing the Notes. There are no appraisal or other similar statutory rights available to the Holders in connection with the Tender Offer.
          The contract constituted by the Company's acceptance for payment in accordance with the terms of this Statement and the Letter of Transmittal of Notes validly tendered (or defectively tendered, if such defect has been waived by the Company) shall be governed by, and construed in accordance with the laws of the State of New York.
The Tender Offer will commence on March 28, 2017.
Significant Consequences
The following factors, in addition to the other information set forth herein, should be considered carefully before determining whether or not to tender Notes.
Adverse effects on trading market for Notes.  The Notes are listed for trading on the NYSE under the symbol "SBNB".  To the extent that Notes are tendered and accepted in the Tender Offer, the trading market for any Notes that remain outstanding thereafter will be diminished.  A Note issue with a smaller outstanding aggregate principal amount available for trading (a smaller "float") may command a lower price than would a comparable debt security with a greater float.  Therefore, the market price for Notes not tendered for purchase may be affected adversely to the extent that the principal amount of Notes tendered and purchased pursuant to the Tender Offer reduces the float of Notes.  The reduced float may also tend to make trading prices more volatile. While the Company expects that the Notes will continue to trade on the NYSE following the completion of the Tender Offer, there can be no assurance that any trading market will exist for Notes following the consummation of the Tender Offer.

Future Purchases of Notes. Whether or not the Tender Offer is consummated, we and our affiliates may from time to time purchase additional Notes that are not tendered and accepted for purchase in the Tender Offer in the open market, in privately negotiated transactions, through tender offers or otherwise, or may redeem or defease Notes pursuant to the terms of the Indenture or other agreements governing the Notes. Any future purchases, including redemptions pursuant to the Indenture governing the Notes, may be on the same terms or on terms that are more or less favorable to Holders than the terms of the Tender Offer.  Any future purchases by us will depend on various factors existing at that time, including the availability of financing for such purchases.  A copy of such Indenture is available upon request.
Tax Matters.  See "Certain U.S. Federal Income Tax Considerations."
Expiration Time; Early Tender Deadline; Extensions; Amendments
The Expiration Time is 11:59 p.m., New York City time, on April 25, 2017, unless extended or earlier terminated, in which case the Expiration Time will be such date and time to which the Expiration Time is extended or earlier terminated. The Early Tender Deadline is 5:00 p.m., New York City time, on April 11, 2017, unless extended or earlier terminated, in which case the Early Tender Deadline will be such date and time to which the Early Tender Deadline is extended or earlier terminated.
Subject to applicable law, we expressly reserve the right, in our discretion, to (i) delay accepting Notes; (ii) extend the Early Tender Deadline, a Withdrawal Deadline or the Expiration Time; (iii) terminate or withdraw the Tender Offer; and (iv) amend, modify or waive at any time, or from time to time, any of the terms and conditions of the Tender Offer in any respect, including waiver of any conditions to consummation of the Tender Offer. In order to extend the Early Tender Deadline or Expiration Time or terminate the Tender Offer, we will notify the Tender Agent, and will make a public announcement prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Early Tender Deadline or Expiration Time, as applicable. The rights reserved by us in this paragraph are in addition to our rights described under "—Conditions of the Tender Offer." During any extension of the Tender Offer, all Notes validly tendered and not accepted for purchase will remain subject to the Tender Offer and may, subject to the terms and conditions of the Tender Offer, be accepted for purchase by us.
The minimum period during which the Tender Offer will remain open following material changes in the terms of the Tender Offer or in the information concerning the Tender Offer (other than a reduction in price or a change in percentage of Notes sought) will depend upon the facts and circumstances of such change, including the relative materiality of the changes to such terms or such information.  With respect to any material change in consideration or percentage of Notes sought, the Tender Offer will remain open for a minimum of 10 business days to allow for adequate dissemination of such change.
If we amend the terms of the Tender Offer in a manner determined by us to constitute a material adverse change to the Holders, we will promptly disclose such amendment in a manner reasonably calculated to inform the Holders of such amendment.

PROCEDURES FOR TENDERING NOTES
Acceptance for Payment and Payment for Notes.  Upon the terms and subject to the conditions of the Tender Offer (including, if the Tender Offer is extended or amended, the terms and conditions of any such extension or amendment) and applicable law, the Company will purchase, by accepting for payment, and will promptly pay for, all Notes validly tendered pursuant to the Tender Offer (and not validly withdrawn, or if validly withdrawn and then re-tendered) promptly following the Early Tender Deadline or the Expiration Time, as the case may be.  Such payment shall be made by the deposit with the Tender Agent of the Tender Offer Consideration in immediately available funds by the Company promptly following the Early Tender Deadline and the Expiration Time, as the case may be, so that the payment of the Tender Offer Consideration may be made to tendering Holders on such date to be determined by us and in no event later than three business days following the Early Tender Deadline or the Expiration Date, as the case may be.  The Tender Agent will act as agent for tendering Holders for the purpose of receiving payment from the Company and transmitting such payment to tendering Holders.  Under no circumstances will interest on the Tender Offer Consideration be paid by the Company by reason of any delay on behalf of the Tender Agent in making such payment.  The Company expressly reserves the right, in its sole discretion and subject to Rule 14e-1(c) under the Exchange Act, to delay acceptance for payment of or payment for the Notes in order to comply, in whole or in part, with any applicable law.  See "Terms of the Tender Offer—Conditions of the Tender Offer."
In all cases, payment by the Tender Agent to registered Holders of the Tender Offer Consideration for Notes accepted for purchase pursuant to the Tender Offer will be made only after timely receipt by the Tender Agent of (1) certificates representing such Notes or timely confirmation of a book-entry transfer of such Notes into the Tender Agent's account at DTC pursuant to the procedures set forth in "Procedures for Tendering Notes," (2) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) or properly transmitted Agent's Message (as defined herein) and (3) any other documents required by the Letter of Transmittal, as applicable.
For purposes of the Tender Offer, validly tendered Notes (or defectively tendered Notes for which the Company has waived such defect) will be deemed to have been accepted for purchase by the Company if, as and when the Company gives written notice thereof to the Tender Agent.
Notes may be tendered only in principal amounts equal to minimum denominations of $25 and integral multiples of $25 in excess thereof.  No alternative, conditional or contingent tenders of Notes will be accepted.  Holders who tender less than all of their Notes must continue to hold Notes in the minimum authorized denomination of $25 principal amount.
If any tendered Notes are not purchased pursuant to the Tender Offer for any reason, or certificates are submitted evidencing more Notes than are tendered, such Notes not purchased will be returned, without expense, to the tendering Holder (or, in the case of Notes tendered by book-entry transfer, such Notes will be credited to the account maintained at DTC from which such Notes were delivered) unless otherwise requested by such Holder under "Special Delivery Instructions" in the Letter of Transmittal, promptly following the Expiration Date or termination of the Tender Offer.
The Company reserves the right to transfer or assign, in whole at any time or in part from time to time, to one or more affiliates, the right to purchase any Notes tendered pursuant to the Tender Offer, but any such transfer or assignment will not relieve the Company of its obligations under the Tender Offer or prejudice the rights of tendering Holders to receive payment of the Tender Offer Consideration for Notes validly tendered and accepted for purchase pursuant to the Tender Offer.
It is a condition precedent to the Company's obligation to purchase Notes pursuant to the Tender Offer that, among other conditions, the Financing Condition, the NYSE Continued Listing Condition and the General Conditions shall have been satisfied or waived.  See "Terms of the Tender Offer—Conditions of the Tender Offer."

Procedure for Tendering Notes.  Holders will not be entitled to receive the Tender Offer Consideration with respect to the Notes and Accrued Interest up to, but excluding, the Early Payment Date, unless they validly tender their Notes (and do not validly withdraw such Notes) pursuant to the Tender Offer prior to the Early Tender Deadline.  The tender of Notes pursuant to the Tender Offer and in accordance with the procedures described below will constitute a tender of the Notes by such Holder with respect to such Notes.  Holders who validly tender their Notes (and do not validly withdraw such Notes) at or after the Early Tender Deadline will receive the Tender Offer Consideration and Accrued Interest on their Notes up to, but excluding, the Final Payment Date.
The method of delivery of Notes and Letters of Transmittal, any required signature guarantees and all other required documents, including delivery through DTC and any acceptance of an Agent's Message (as defined below) transmitted through ATOP, is at the election and risk of the person tendering Notes and delivering the Letter of Transmittal and, except as otherwise provided in the Letter of Transmittal, delivery will be deemed made only when actually received by the Tender Agent.  If delivery is by mail, it is suggested that the Holder use properly insured, registered mail with return receipt requested, and that the mailing be made sufficiently in advance of the Early Tender Deadline or Expiration Time, as applicable, to permit delivery to the Tender Agent on or prior to such date.
Tender of Notes
The valid tender by a Holder of Notes (and subsequent acceptance of such tender by the Company) pursuant to one of the procedures set forth below will constitute a binding agreement between such Holder and the Company, upon the terms and subject to the conditions set forth herein and in the Letter of Transmittal.
The procedures by which Notes may be tendered given by beneficial owners who are not registered Holders will depend upon the manner in which the Notes are held.
Tender of Notes Held in Physical Form
To effectively tender Notes held in physical form, a properly completed Letter of Transmittal (or a manually signed facsimile thereof) duly executed by the Holder thereof, and any other documents required by the Letter of Transmittal, must be received by the Tender Agent at its address set forth on the back cover of this Statement and certificates representing such Notes must be received by the Tender Agent at such address prior to the Early Tender Deadline or the Expiration Time, as applicable.  A tender of Notes may also be effected through the deposit of Notes with DTC and making book-entry delivery as described below.  The Letters of Transmittal and Notes should be sent only to the Tender Agent and should not be sent to the Company or the Trustee.
If the Notes are registered in the name of a person other than the signer of a Letter of Transmittal, then, in order to tender the Notes pursuant to the Tender Offer, the Notes must be endorsed or accompanied by an appropriate written instrument or instruments of transfer signed exactly as the name or names of such Holder or Holders appear on the Notes, with the signature(s) on the Notes or instrument(s) of transfer guaranteed as provided below.
Tender of Notes Held Through a Custodian
Any beneficial owner whose Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender Notes should contact the registered Holder promptly and instruct such registered Holder to tender Notes on such beneficial owner's behalf.  Any beneficial owner of Notes held of record by DTC or its nominee, through authority granted by DTC, may direct the DTC participant through which such beneficial owner's Notes are held in DTC to tender, on such beneficial owner's behalf, the Notes beneficially owned by such beneficial owner.  If such beneficial owner wishes to tender such Notes himself, such beneficial owner must, prior to completing and executing the Letter of Transmittal and delivering such Notes, either make appropriate arrangement to register ownership of the Notes in such beneficial owner's name (if permitted) or otherwise follow the procedures described in the immediately preceding paragraph.  The transfer of record ownership (if permitted) may take considerable time.

Tender of Notes Held Through DTC
To effectively tender Notes that are held through DTC, DTC participants should either (i) properly complete and duly execute the Letter of Transmittal (or a manually signed facsimile thereof), together with any other documents required by the Letter of Transmittal, and mail or deliver the Letter of Transmittal and such other documents to the Tender Agent or (ii) electronically transmit their acceptance through ATOP (and thereby tender Notes), for which the transaction will be eligible, followed by a properly transmitted Agent's Message delivered to the Tender Agent.  Upon receipt of such Holder's acceptance through ATOP, DTC will edit and verify the acceptance and send an Agent's Message to the Tender Agent for its acceptance.  Delivery of tendered Notes must be made to the Tender Agent pursuant to the book-entry delivery procedures set forth below.
The method of delivery of Notes and Letters of Transmittal, any required signature guarantees and all other required documents, including delivery through DTC and any acceptance of an Agent's Message transmitted through ATOP, is at the election and risk of the person tendering the Notes, Letters of Transmittal and, except as otherwise provided in the Letter of Transmittal, delivery will be deemed made only when actually received by the Tender Agent.  If delivery is by mail, it is suggested that the Holder use properly insured, registered mail with return receipt requested and that the mailing be made sufficiently in advance of the Early Tender Deadline or the Expiration Time, as applicable, to permit delivery to the Tender Agent prior to such time on that date.
Except as provided below, unless the Notes being tendered are deposited with the Tender Agent at or prior to the Early Tender Deadline or at or prior to the Expiration Time, as applicable (accompanied by a properly completed and duly executed Letter of Transmittal or a properly transmitted Agent's Message), the Company may, at its option, treat such tender as defective for purposes of the right to receive the Tender Offer Consideration.  Payment for the Notes will be made only against deposit of the tendered Notes and delivery of all other required documents.
Book-Entry Delivery Procedures
The Tender Agent will establish accounts with respect to the Notes at DTC for purposes of the Tender Offer within two business days after the date of this Statement, and any financial institution that is a participant in DTC may make book-entry delivery of the Notes by causing DTC to transfer such Notes into the Tender Agent's account in accordance with DTC's ATOP.  However, although delivery of Notes may be effected through book-entry transfer into the Tender Agent's account at DTC, the Letter of Transmittal (or a manually signed facsimile thereof) with any required signature guarantees, or an Agent's Message (as defined below) in connection with a book-entry transfer, and any other required documents must, in any case, be transmitted to and received by the Tender Agent at its address set forth on the back cover of this Statement at or prior to the Early Tender Deadline or the Expiration Time, as the case may be, in connection with the tender of such Notes.  Delivery of documents to DTC does not constitute delivery to the Tender Agent.  The confirmation of a book-entry transfer into the Tender Agent's account at DTC as described above is referred to herein as a "Book-Entry Confirmation."
The term "Agent's Message" means a message transmitted by DTC to, and received by, the Tender Agent and forming a part of the Book-Entry Confirmation, which states that DTC has received an express acknowledgment from the participants in DTC described in that Agent's Message, stating the aggregate principal amount of Notes that have been tendered by those participants under the Tender Offer and that those participants have received this Statement and the Letter of Transmittal and agree to be bound by the terms of this Statement and the Letter of Transmittal and the Company may enforce such agreement against such participants.

Any Holder of Notes who holds such Notes through Clearstream Banking, société anonyme ("Clearstream") or Euroclear Bank S.A./N.V., as operator of the Euroclear System ("Euroclear"), must also comply with the applicable procedures of Clearstream and Euroclear, as applicable, in connection with a tender of Notes.  Both Clearstream and Euroclear are indirect participants in the DTC system.
Signature Guarantees
Signatures on all Letters of Transmittal must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program (a "Medallion Signature Guarantor"), unless the Notes are tendered (i) by a registered Holder of Notes (or by a participant in DTC whose name appears on a security position listing as the owner of such Notes) who has not completed any of the boxes entitled "Special Payment Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of a member firm of a registered national securities exchange, a member of the Financial Industry Regulatory Authority or a commercial bank or trust company having an office or correspondent in the United States (each of the foregoing being an "Eligible Institution").  See Instruction 1 of the Letter of Transmittal.  If the Notes are registered in the name of a person other than the signer of the Letter of Transmittal or if Notes not accepted for purchase or not tendered are to be returned to a person other than the registered Holder, then the signature on the Letter of Transmittal accompanying the tendered Notes must be guaranteed by a Medallion Signature Guarantor as described above.  See Instructions 1 and 6 of The Letter of Transmittal.
Mutilated, Lost, Stolen or Destroyed Certificates.
If a Holder desires to tender Notes, but the certificates evidencing such Notes have been mutilated, lost, stolen or destroyed, such Holder should contact Deutsche Bank Trust Company Americas, the Trustee for the Notes, to receive information about the procedures for obtaining replacement certificates for Notes.
Backup Withholding
To prevent U.S. "backup withholding tax," each tendering beneficial owner of Notes that is a United States person within the meaning of Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the "Code") generally must provide the applicable withholding agent with such beneficial owner's correct taxpayer identification number and certify that such beneficial owner is not subject to backup withholding tax by completing an Internal Revenue Service ("IRS") Form W-9 (or suitable substitute).  Each tendering Holder that is not a United States person generally must provide the applicable withholding agent with an applicable IRS Form W-8, certifying that such beneficial owner is not a United States person to avoid backup withholding tax.  For a discussion of the U.S. federal income tax considerations relating to backup withholding tax, see "Certain U.S. Federal Income Tax Considerations—Information Reporting and Backup Withholding."
Determination of Validity
All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tendered Notes pursuant to any of the procedures described above will be determined by the Company in the Company's sole discretion (whose determination shall be final and binding).  The Company expressly reserves the absolute right, in its sole discretion, subject to applicable law, to reject any or all tenders of any Notes determined by it not to be in proper form or, in the case of Notes, if the acceptance for payment of, or payment for, such Notes may, in the opinion of the Company's counsel, be unlawful.  The Company also reserves the absolute right, in its sole discretion, subject to applicable law, to waive or amend any of the conditions of the Tender Offer or to waive any defect or irregularity in any tender of Notes by any particular Holder, whether or not similar defects or irregularities are waived in the case of other Holders.  The Company's interpretation of the terms and conditions of the Tender Offer (including the Letter of Transmittal and the Instructions thereto) will be final and binding.  None of the Company, the Information Agent and Tender Agent, the Trustee or any other person will be under any duty to give notification of any defects or irregularities in tenders of Notes or will incur any liability for failure to give any such notification.  If the Company waives its right to reject a defective tender of Notes, the Holder will be entitled to the Tender Offer Consideration.

No Guaranteed Delivery.  There are no guaranteed delivery procedures provided for by the Company in conjunction with the Tender Offer under the terms of this Statement or any of the other Tender Offer materials provided with this Statement.  Holders must timely tender their Notes in accordance with the procedures set forth in this section.
Withdrawal of Tenders.  Notes tendered at or prior to the Early Tender Deadline may be withdrawn at any time prior to the Early Tender Deadline, but not thereafter. Notes tendered after the Early Tender Deadline may be withdrawn at any time prior to the Expiration Time, but not thereafter.  In the event of a termination of the Tender Offer with respect to the Notes, the Notes tendered pursuant to the Tender Offer will be promptly returned to the tendering Holder (or, in the case of Notes tendered by book-entry transfer, such Notes will be credited to the account maintained at DTC from which such Notes were delivered).  If the Tender Offer is amended in a manner determined by the Company, in its sole discretion, to constitute a material adverse change to the Holders, the Company promptly will disclose such amendment and, if necessary, extend the Early Tender Deadline or Expiration Time, as applicable, for a period deemed by the Company to be adequate to permit Holders of the Notes to tender or withdraw their Notes.  In addition, the Company may, if it deems appropriate, extend the Early Tender Deadline or Expiration Time for any other reason.  If the Company makes a material change in the terms of the Tender Offer or the information concerning the Tender Offer or waives a material condition of the Tender Offer, we will disseminate additional Offer materials and extend the Tender Offer to the extent required by law.  If the consideration to be paid in the Tender Offer is increased or decreased or the principal amount of Notes subject to the Tender Offer is decreased, the Tender Offer will remain open at least 10 business days from the date the Company first gives notice to Holders, by public announcement or otherwise, of such increase or decrease.  In addition, the Company may, if it deems appropriate, extend the Tender Offer for any other reason.
For a withdrawal of a tender of Notes tendered at or prior to the applicable Withdrawal Deadline to be effective, (a) a written or facsimile transmission notice of withdrawal or revocation must be received by the Tender Agent at or prior to the Early Tender Deadline or Expiration Time, as applicable, at its address set forth on the back cover of this Statement or (b) a properly transmitted "Request Message" through ATOP must be delivered at or prior to the Early Tender Deadline or Expiration Time, as applicable.  Any such notice of withdrawal must:
•	specify the name of the person who tendered the Notes to be withdrawn;
•
contain a description of the Notes to be withdrawn and identify the certificate number or numbers shown on the particular certificates evidencing such Notes (unless such Notes were tendered by book-entry transfer) and the aggregate principal amount represented by such Notes; and

•
be signed by the Holder of such Notes in the same manner as the original signature on the Letter of Transmittal by which such Notes were tendered (including any required signature guarantees), or be accompanied by (x) documents of transfer sufficient to have the Trustee register the transfer of the Notes into the name of the person withdrawing such Notes and (y) a properly completed irrevocable proxy authorizing such person to effect such withdrawal on behalf of such Holder.

If the Notes to be withdrawn have been delivered or otherwise identified to the Tender Agent, a signed notice of withdrawal is effective immediately upon written or facsimile notice of withdrawal even if physical release is not yet effected.  If Notes have been delivered under the procedures for book-entry transfer, any notice of withdrawal must specify the name and number of the account of the appropriate book-entry transfer facility to be credited with the withdrawn Notes and must otherwise comply with the book-entry transfer facility's procedures.  Any Notes validly withdrawn will be deemed to be not validly tendered for purposes of the Tender Offer.

Any permitted withdrawal of Notes may not be rescinded, and any Notes properly withdrawn will thereafter be deemed not validly tendered; provided, however, that validly withdrawn Notes may be re-tendered and validly revoked by again following one of the appropriate procedures described herein at any time at or prior to the Expiration Time.
If the Company extends the Tender Offer or is delayed in its acceptance for purchase of Notes or is unable to purchase Notes pursuant to the Tender Offer for any reason, then, without prejudice to the Company's rights hereunder, tendered Notes may be retained by the Tender Agent on behalf of the Company and may not be withdrawn (subject to Rule 14e-1(c) under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the investor promptly after the termination or withdrawal of a tender offer), except as otherwise provided in this section.
All questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal of Notes will be determined by the Company in the Company's sole discretion, and the Company's determination shall be final and binding.  None of the Company, the Information Agent and Tender Agent, the Trustee or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal, or incur any liability for failure to give any such notification.
The Notes are debt obligations of the Company and are governed by the Indenture.  There are no appraisal or other similar statutory rights available to Holders in connection with the Tender Offer.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following is a discussion of material U.S. federal income tax considerations to beneficial owners of Notes (solely as used in this section, "Holders") of the Tender Offer. This discussion is not a complete analysis of all potential U.S. federal income tax consequences, nor does it address any alternative minimum tax consequences or any tax consequences under any state, local or non-U.S. tax laws or U.S. federal estate or gift tax laws. This discussion is based on the Code, Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. There can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below, and the Company has not obtained, nor does it intend to obtain, a ruling from the IRS or an opinion of counsel with respect to any of the consequences described below.
This discussion deals only with Holders who hold the Notes as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not include all of the U.S. federal income tax consequences that may be relevant to a Holder in light of such Holder's particular circumstances. For example, it does not deal with special classes of Holders such as banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, partnerships or other pass through entities (or investors in such entities), dealers or traders in securities, currencies or commodities, or tax-exempt investors. It also does not discuss Notes held as part of a hedge, straddle, "synthetic security," or other integrated transaction, or Holders that both tender Notes pursuant to the Tender Offer and purchase Notes in the related offering of New Debt. This discussion does not address the U.S. federal income tax consequences to (i) U.S. Holders (as defined herein) that have a functional currency other than the U.S. dollar, (ii) United States expatriates or (iii) shareholders, partners or beneficiaries of a Holder.
As used in this Statement, "U.S. Holders" are any Holders that are, for U.S. federal income tax purposes, (i) individuals who are citizens or residents of the United States, (ii) corporations (including entities taxable as corporations) created or organized in, or under the laws of, the United States, any state thereof or the District of Columbia, (iii) estates, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) trusts if a court within the United States is able to exercise primary supervision over the administration of the trusts and one or more United States persons have the authority to control all substantial decisions of the trusts, or trusts that have a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person. As used in this Statement, "Non-U.S. Holders" are any Holders that are individuals, corporations, estates or trusts and are not U.S. Holders.
If any entity treated as a partnership for U.S. federal income tax purposes is a Holder, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. Partnerships and partners in such partnerships are urged to consult their tax advisors about the U.S. federal income tax consequences of the Tender Offer.
The Company recommends that Holders consult their own tax advisors regarding the federal, state, local and non-U.S. income, estate, franchise, personal property and any other tax consequences relating to the Tender Offer.
Tendering U.S. Holders
The sale of a Note by a U.S. Holder pursuant to the Tender Offer will be a taxable transaction for U.S. federal income tax purposes. Except to the extent that gain is recharacterized as ordinary income pursuant to the market discount rules discussed below, a U.S. Holder will generally recognize U.S. source capital gain or loss in an amount equal to the difference between the amount realized on the sale of a Note and the U.S. Holder's adjusted tax basis in the Note sold. The amount realized on the sale of a Note pursuant to the Tender Offer will be equal to the amount of cash received in exchange for the Note (other than amounts attributable to accrued interest). The amount of cash received in exchange for the Note attributable to accrued interest will be treated as a payment of foreign source interest and will be taxable as ordinary income to the U.S. Holder unless such U.S. Holder has previously included such amounts in income under its regular method of accounting or otherwise has a tax basis in such interest, even if the U.S. Holder otherwise recognizes an overall loss in connection with the sale of the Note pursuant to the Tender Offer.

Generally, a U.S. Holder's adjusted tax basis in a Note will be equal to the cost of the Note, increased, if applicable, by any market discount previously included in income by such U.S. Holder with respect to the Note pursuant to an election to include market discount in income currently as it accrues and reduced (but not below zero), if applicable, by the accrual of any amortizable bond premium with respect to the Note which such U.S. Holder has previously deducted from gross income and any payments on the Notes other than qualified stated interest.
In the case of a U.S. Holder other than a corporation, preferential tax rates may apply to capital gain recognized on the sale of a Note if the U.S. Holder's holding period for the Note exceeds one year. In general, a capital loss recognized on the sale of a Note cannot be applied to offset ordinary income for U.S. federal income tax purposes. In addition to capital gains tax, a tendering U.S. Holder will also be subject to the Net Investment Income Tax, applied by Section 1411 of the Code, on net gains that are in excess of certain threshold amounts.
Under the market discount rules, a portion of any gain realized on the sale of a Note by a U.S. Holder who acquired the Note with "market discount" within the meaning of Section 1278 of the Code, may be characterized as ordinary income rather than capital gain. Market discount is generally equal to the excess of the stated principal amount of a Note over the U.S. Holder's tax basis in such Note immediately after its acquisition by such U.S. Holder. Unless the U.S. Holder has elected to include market discount in income currently as it accrues or the market discount comes within a statutory de minimis exception, any gain realized by a U.S. Holder on the sale of a Note having market discount will be treated as ordinary income to the extent of the market discount that has accrued while such Note was held by the U.S. Holder.
Tendering Non-U.S. Holders
In general, a gain realized by a Non-U.S. Holder on the sale of a Note pursuant to the Tender Offer (other than amounts attributable to accrued interest, which is treated as a payment of foreign source interest) will not be subject to U.S. federal income or withholding tax, unless:
(1)	such gain is effectively connected with a trade or business conducted by such Non-U.S. Holder in the United States, or
(2)	such Non-U.S. Holder is a nonresident alien individual who is present in the United States for more than 182 days in the taxable year of the sale of the Notes and certain other conditions are met.
If the first exception applies, the Non-U.S. Holder will generally be required to pay U.S. federal income tax on the net gain derived from the sale in the same manner as a U.S. Holder, as described above. In addition, corporate Non-U.S. Holders may be subject to a 30% branch profits tax (or lower applicable treaty rate) on their "effectively connected" earnings and profits attributable to such gain (subject to adjustments). If a non-U.S. Holder is eligible for the benefits of a tax treaty between the United States and its country of residence, the tax treatment of any such gain may be modified in the manner specified by the treaty.  If the second exception applies, the Non-U.S. Holder generally will be subject to a flat 30% U.S. federal income tax on any gain recognized, which may be offset by certain U.S. source losses.
Information Reporting and Backup Withholding
Under certain circumstances, the Code requires "information reporting" annually to the IRS and to each Holder, and "backup withholding" with respect to certain payments made on or with respect to the Notes, including the Tender Offer Consideration and accrued interest.  Certain U.S. Holders are exempt from backup withholding, including certain corporations, tax-exempt organizations, qualified pension and profit sharing trusts, and individual retirement accounts that provide a properly completed IRS Form W-9.  Backup withholding will not apply to a U.S. Holder if such U.S. Holder provides its correct Taxpayer Identification Number and certifies it is not subject to backup withholding on a properly completed IRS Form W-9.

A Non-U.S. Holder may be required to provide either IRS Form W-8BEN, Form W-8BEN-E or W-8IMY, as applicable, together with all appropriate attachments, signed under penalties of perjury, identifying the Non-U.S. Holder and stating that the Non-U.S. Holder is not a United States person to avoid IRS reporting requirements or backup withholding on payments made on or with respect to the Notes, including the Tender Offer Consideration and accrued interest.
Backup withholding is not an additional tax.  Rather, the U.S. federal income tax liability of persons subject to backup withholding will be offset by the amount of tax withheld.  If backup withholding results in an overpayment of U.S. federal income tax, a refund or credit may be obtained from the IRS, provided that certain required information is timely furnished.  Copies of the information returns reporting such interest and withholding may be made available to the tax authorities in the country in which a Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or agreement.
The United States federal income tax discussion set forth above may not be applicable depending upon a Holder's particular situation. Holders are urged to consult their own tax advisors with respect to the tax consequences to them of the Tender Offer, including the tax consequences under state, local, non-U.S., and other tax laws and the possible effects of changes in United States federal or other tax laws.

INFORMATION AGENT AND TENDER AGENT
In connection with the Tender Offer, the Company has retained D.F. King & Co., Inc. to act as Information Agent and Tender Agent, who will receive customary fees for its services.  The Company has agreed to reimburse the Information Agent and Tender Agent for its out-of-pocket expenses, including, without limitation, all reasonable legal fees and expenses.
The Company has agreed to indemnify the Information Agent and the Tender Agent against certain liabilities, including certain liabilities under federal and state law or otherwise caused by, relating to or arising out of the Tender Offer.
None of the Information Agent or Tender Agent assume any responsibility for the accuracy or completeness of the information contained in this Statement or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of such information.
No fees or commissions have been or will be paid to any broker, dealer or other person, other than the Information Agent and Tender Agent in connection with the Tender Offer.
Questions and requests for assistance may be directed to the Tender Agent at its address and telephone numbers set forth on the back cover of this Statement.  Additional copies of this Statement, the Letter of Transmittal and other related materials may be obtained from the Information Agent at the address and telephone numbers set forth on the back cover of this Statement.  Holders may also contact their brokers, dealers, commercial banks, trust companies or other nominees through which they hold the Notes with questions and requests for assistance concerning the Tender Offer.
All correspondence in connection with the Tender Offer should be sent or delivered by each Holder or a beneficial owner's broker, dealer, commercial bank, trust company or other nominee to the Tender Agent at the address or to the facsimile number set forth on the back cover page of this Statement.  Any Holder that has questions concerning tender procedures should contact the Information Agent at the address and telephone numbers set forth on the back cover of this Statement.

MISCELLANEOUS
The Company is not aware of any jurisdiction in which the making of the Tender Offer is not in compliance with applicable law.  If the Company becomes aware of any jurisdiction in which the making of the Tender Offer would not be in compliance with applicable law, the Company will make a good faith effort to comply with any such law.  If, after such good faith effort, the Company cannot comply with any such law, the Tender Offer will not be made to (nor will tenders of Notes be accepted from or on behalf of) the owners of Notes residing in such jurisdiction.
No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this Statement or in the Letter of Transmittal and, if given or made, such information or representation may not be relied upon as having been authorized by the Company.
NONE OF THE COMPANY OR ANY OF ITS AFFILIATES MAKES ANY RECOMMENDATION AS TO WHETHER OR NOT HOLDERS SHOULD TENDER NOTES IN RESPONSE TO THE TENDER OFFER.  EACH HOLDER MUST MAKE HIS, HER OR ITS OWN DECISION AS TO WHETHER TO TENDER NOTES AND, IF SO, AS TO THE PRINCIPAL AMOUNT OF NOTES TO TENDER.

.

In order to tender Notes, a Holder should send or deliver a properly completed and signed Letter of Transmittal for Notes and any other required documents to the Tender Agent at its address set forth below.
The Tender Agent for the Tender Offer is:
D.F. King & Co., Inc.
scorpio@dfking.com

in New York: D.F. King & Co., Inc. 48 Wall Street, 22nd Floor New York, New York 10005 Facsimile No.: (212) 709-3328 Attn: Andrew Beck Confirmation No.: (212) 269-5552

Any questions regarding procedures for tendering Notes or requests for additional copies of this Statement or the Letter of Transmittal should be directed to the Information Agent at the address and telephone numbers set forth below.
The Information Agent for the Tender Offer is:
D.F. King & Co., Inc.
scorpio@dfking.com

in New York: D.F. King & Co., Inc. 48 Wall Street, 22nd Floor New York, New York 10005 Tel.: (212) 269-5550 US Toll-Free: (800) 949-2583